SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings plc
('Ryanair')

TOTAL VOTING RIGHTS

In conformity with Regulation 20 of the Transparency (Directive 2004/109 EC) Regulations 2007, Ryanair announces that as at 30 April 2011:

Ryanair's issued share capital consists of 1,489,582,805 Ordinary Shares of nominal value €0.00635 each with voting rights. Ryanair does not hold any Ordinary Shares in treasury.  Therefore, the total number of voting rights in Ryanair is 1,489,582,805.

The above figure may be used by shareholders as a denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Ryanair under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules of the Financial Regulator.

Juliusz Komorek
Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 May 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary